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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                                SEC File Number:
                                                                       001-05483

                                                                   CUSIP Number:
                                                                       965010101

(Check One):
[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
and Form 10-QSB  [ ] Form N-SAR


                For Period Ended: December 31, 1997

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:

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  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
  VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                               Not applicable.


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PART I - REGISTRANT INFORMATION

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FULL NAME OF REGISTRANT

     Whitehall Corporation

FORMER NAME IF APPLICABLE

     Not applicable.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER):

     Street Address: 2659 Nova Drive
     Mailing Address: P.O. Box 29709

CITY, STATE AND ZIP CODE:

     Dallas, Texas 75229

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

     On March 25, 1998, the Board of Directors of Whitehall Corporation ("Whitehall") approved a merger transaction between Whitehall and Aviation Sales Company ("Aviation"), and on March 26, 1998, Whitehall and Aviation entered into a definitive merger agreement. Also on March 25, 1998, the board of Directors of Whitehall authorized Whitehall to make certain financial reserves and adjustments aggregating approximately $6.5 million. The majority of the reserves and adjustments relate to charges for doubtful accounts receivable, a write-down in the value of certain inventory and an increase in reserves for environmental remediation. Whitehall is in the process of integrating these developments into its financial statements and other portion of its Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 Form 10-K"). Accordingly Whitehall is unable to file the 1997 Form 10-K by March 30, 1998 without unreasonable effort and expense. Whitehall expects to file the 1997 Form 10-K on or before April 13, 1998.


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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

     Garlan Braithwaite      (972)            247-8747
     ------------------   -----------    ------------------
            (Name)        (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No


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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Whitehall will report a net after tax loss of approximately $[11.9] million for the year ended December 31, 1997, as compared to its previously reported after tax gain of approximately $[4.3] million for the year ended December 31, 1996. The net after tax loss for 1997 includes non-cash charges for doubtful accounts receivable, an increase in Whitehall's reserves for environmental remediation and the write-off of a preferred stock investment in a former subsidiary.




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                             WHITEHALL CORPORATION
                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 30, 1998                    By: /s/ GARLAN BRAITHWAITE
                                            -----------------------------------
                                         Name:  Garlan Braithwaite
                                         Title: Chief Financial Officer




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